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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    Filing No. 1 for the Month of March 2004


                  Industrial Development Bank of Israel Limited
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 Weizman Street, Tel Aviv, ISRAEL
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X       Form 40-F
                                      ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No  X
                                     ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                 Industrial Development Bank of Israel Limited


On February 29, 2004, the Industrial Development Bank of Israel Limited ("Registrant") issued a press release regarding the Registrant's financial results for the year ending December 31, 2003, including that the Registrant's net loss in 2003 amounted to 104.4 million NIS (equivalent to approximately
23.2 million US Dollars) compared with 423.5 million NIS in 2002.

A translation of the press release is included as Exhibit 1 to this Form 6-K.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED

Date: March 9, 2004                                 By: /s/ Michael Warzager

                                                    Michael Warzager
                                                    General Counsel

                                                    By: /s/ Natan Atlas
                                                    Natan Atlas
                                                    General Secretary
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                                                                      EXHIBIT 1
29th February 2004

To: _____________________

Industrial Development Bank's losses in 2003 drop by 75%
________________________________________________________

The Industrial Development Bank's net loss in 2003 amounted to 104.4 million shekels compared with some 423.5 million shekels in 2002, a drop of some 75%.

The fourth quarter of 2003 showed a net loss of some 6.3 million shekels, compared with a 179.3 million loss in the comparable period last year, a drop of 96%.

Despite the harsh economic conditions prevailing in the economy last year, the Bank succeeded, thanks to its intensive efforts, to collect credits of more than one billion shekels in 2003. The balance of credit to the public (excluding a State-guaranteed loan to a government company) amounted at the end of 2003 to 2,785 million shekels compared with 3,984 million shekels at the end of 2002. According to the Run-off program and the supplementary efficiency plan, the Bank focused on collection operations, cutting back on services unrelated to debt collection. Among other things, the Bank reduced foreign currency and foreign trade activity, disbanded the dealing room, discontinued the management of current and custodial accounts, processing of government grants and credit card activity. The Bank continues to downsize its staff who numbered 79 at the end of 2003 - compared with 156 - at the end of 2002. The Bank outsourced computer services and moved to new offices occupying an area equivalent to one third of its previous premises.

Earnings from financing activities before provision for doubtful debts amounted in 2003 to 66.9 million shekels compared with 79.5 million shekels in 2002. The drop in earnings can be explained, to some extent, by a contraction of more than 1,428 million shekels in the average balance of credit to the public (equivalent to a 29% drop), the termination of the dealing room activity following which in 2003 no revenues were posted from transactions in derivative financial instruments for customers, and a reduction in the amount of guarantees issued by the Bank, and an increase in the average balance of non-income producing debts. Conversely, the credit interest policy adopted by the Bank partially offset the drop in profits by financing activities, enabling the Bank to maintain a positive margin in each of the linkage sectors.

The provision for doubtful debts dropped in 2003 by 67.6%, and amounted to 130 million shekels, compared to 401.8 million shekels in 2002. Operating income increased in 2003 by 80% compared with 2002 and amounted to some 22.0 million shekels in comparison with some 12 million shekels in 2002. Most of the increase resulted from profits on shares. Operating expenses slid by 45%, from some 120 million shekels in 2002 to 65 million shekels in 2003. After eliminating the provisions relating to the employee severance payments, operating expenses in 2003 amounted to 66.1 million shekels, compared with 84.1 million shekels in 2002, a drop of some 22%. Wages reduced in 2003 by 32%, amounting to some 33.7 million shekels as compared with some 49.6 million shekels in the previous year. The drop was impacted by the reduced workforce, and the wage cuts at the beginning of 2003. The management expects overall operating expenses, including salaries, to also continue to contract in 2004.

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After eliminating the provisions for doubtful debts and non-recurring items, the
Bank achieved a surplus in income in 2003 over expenses of some 28 million shekels.

Balance sheet data and capital resources as of 31.12.03 are: balance sheet 10,356 million shekels compared with some 12,274 million shekels at the end of 2002, total credit to the public of 9,190 million shekels compared with 10,908 million shekels at the end of 2002, deposits from the public of 620 million shekels compared with 1,291 million shekels at the end of 2002 and government deposits of 6,949 million shekels compared with 7,711 million shekels at the end of 2002.

Capital including non-participating shares in profits amounted to some
510 million shekels compared with some 609 million shekels at  the end of 2002.

Dr Raanan Cohen serves as Chairman of the Board of the Bank and Mr. Uri Galili is the CEO.

For details: Amikam Shapiro 03-6272722 or 052 453660.